EFES

07020562

File: 082-04144

January 18, 2007

Erciyas

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 2 2007
161
WASH. D.C.

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the affirmed ratings of Anadolu Efes by Fitch Ratings.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 1/25

EFES BEVERAGE GROUP / ANADOLU EFES

GENERAL RELEASE TO THE PUBLIC

JANUARY 18TH, 2007

FITCH AFFIRMS ANADOLU EFES' ("AEFES.IS")

LOCAL AND FOREIGN CURRENCY ISSUER DEFAULT RATINGS

Fitch Ratings, the international rating agency, has affirmed the local currency senior unsecured and Issuer Default ratings ("IDR") of Anadolu Efes Biracilik ve Malt Sanayii A.S ("Anadolu Efes") at 'BB+' and the National Long-term rating at 'AA'. The Outlooks on both the local currency IDR and National rating are Stable. Fitch also affirmed the foreign currency IDR of Anadolu Efes at 'BB' with a Positive Outlook.

Our foreign currency IDR is one notch higher than the sovereign rating, while our local currency IDR is two notches above the sovereign rating.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr